Exhibit 99.1

CRITEO REPORTS RECORD RESULTS FOR THE SECOND QUARTER 2015

AND RAISES FULL-YEAR 2015 GUIDANCE FOR REVENUE EX-TAC

NEW YORK – August 4, 2015 – Criteo S.A. (NASDAQ: CRTO), the performance marketing technology company, today announced its financial results for the second quarter ended June 30, 2015.

•	Revenue in the second quarter 2015 increased 64% (or 51% at constant currency1) to €271 million, compared with €165 million in the second quarter 2014.

•	Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the second quarter 2015 grew 65% (or 52% at constant currency) to €110 million, compared with €67 million in the second quarter 2014.

•	Net income in the second quarter 2015 increased to €4 million, compared with €2 million in the second quarter 2014.

•	Adjusted EBITDA for the second quarter 2015 was €22 million, an increase of 64% (or 60% at constant currency), compared with €13 million in the second quarter 2014.

•	Cash flow from operating activities in the second quarter 2015 was €11 million, compared with €11 million in the second quarter 2014.

“We believe we are well positioned to capture the massive opportunity ahead of us,” said JB Rudelle, co-founder & CEO.”

“We have successfully executed on our growth plans for seven quarters in a row,” said Benoit Fouilland, Chief Financial Officer, “and we will continue to invest in 2015 to maximize our growth potential.”

Operating Highlights

•	We set a new record in client wins in the second quarter 2015 adding over 730 net clients.
•	Clients that were live in both Q2 2014 and Q2 2015 spent more with us, resulting in 25% more Revenue ex-TAC at constant currency for us compared with the prior-year period.
•	Our Q2 “State of Mobile Commerce” report revealed that 40% of ecommerce transactions in the U.S. involve multiple devices prior to purchase, highlighting how critical it has become to match users across devices.
•	In the second quarter 2015, Revenue ex-TAC in the Americas grew 81% year-over-year at constant currency, compared with 78% in the prior-year period, driven by strong performance in the U.S.

Revenue ex-TAC

Revenue ex-TAC grew 65% in the second quarter 2015, or 52% at constant currency, to €110 million, compared with €67 million in the second quarter 2014. This year-over-year performance was primarily driven by the continued roll-out of our improved technology on all screens, an all-time high number of client additions, and the expansion of our publisher relationships.

1 Growth at constant currency excludes the impact of foreign currency fluctuations and is computed by applying the 2014 average exchange rates to 2015 figures.

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•	In the Americas, Revenue ex-TAC in the second quarter 2015 grew by 114% year-over-year, or 81% at constant currency, to €40 million. The Americas represented over 36% of global Revenue ex-TAC in the second quarter 2015.
•	In EMEA, Revenue ex-TAC in the second quarter 2015 increased by 38% year-over-year, or 37% at constant currency, to €49 million. EMEA represented approximately 44% of global Revenue ex-TAC in the second quarter 2015.
•	In Asia-Pacific, Revenue ex-TAC in the second quarter 2015 increased by 66% year-over-year, or 53% at constant currency, to €22 million. Asia-Pacific represented approximately 20% of global Revenue ex-TAC in the second quarter 2015.

Revenue ex-TAC margin in the second quarter 2015 was 40.8%, in line with prior quarters.

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA for the second quarter 2015 was €22 million, an increase of 64%, or 60% at constant currency, compared with €13 million in the second quarter 2014. This year-over-year increase in Adjusted EBITDA is primarily the result of the strong Revenue ex-TAC performance in the quarter.

Operating expenses in the second quarter 2015 increased by 68% to €90 million compared with the second quarter 2014. Operating expenses in the second quarter 2015, excluding the impact of share-based compensation, pension costs, depreciation and amortization and acquisition-related deferred price consideration, which we refer to as Non-IFRS Operating Expenses, were €82 million, an increase of 67% compared with the second quarter 2014. This increase is primarily related to headcount growth in Research & Development (42% year-over year) and Sales & Operations (48% year-over-year), as we continued to scale the organization. We intend to continue to invest significantly into Research & Development and Sales & Operations for the remainder of the year to support current and anticipated future growth.

Net Income and Adjusted Net Income

Net income in the second quarter 2015 was €4 million compared with €2 million in the second quarter 2014. Net income available to shareholders of Criteo S.A. in the second quarter 2015 was €3 million, or €0.05 per diluted share, compared with €2 million, or €0.04 per diluted share, in the second quarter 2014.

Adjusted Net Income, or net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration, and the tax impact of these adjustments, in the second quarter 2015 was €10 million, or €0.15 per diluted share, representing a 78% increase compared with €6 million, or €0.09 per diluted share, in the second quarter 2014.

Cash Flow and Cash Position

•	Cash flow from operating activities in the second quarter 2015 was €11 million, compared with €11 million in the second quarter 2014. This is primarily due to a reversal of the exceptionally positive change in working capital in the first quarter, in part due to a catch up in trade payables and a less favorable working capital seasonality in the second quarter. In the first half 2015, cash flow from operating activities increased 110% to €47 million, compared with the first half 2014.

•	Total cash, cash equivalents and short-term investments were €287 million as of June 30, 2015. This represented a decrease of €3 million compared with December 31, 2014, primarily resulting from €19 million in Free Cash Flow generation and €3 million positive cash flow from financing activities over the period. This cash flow was more than offset by the cash consideration paid for the acquisition of DataPop, Inc. in February 2015, a €5 million outflow of other non-current financial assets as well as €2 million negative impact of changes in foreign exchange rates over the period.

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Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of August 4, 2015.

Third Quarter 2015 Guidance:

•	We expect Revenue ex-TAC in the third quarter ending September 30, 2015 to be between €116 million and €118 million.
•	We expect Adjusted EBITDA in the third quarter ending September 30, 2015 to be between €21 million and €23 million.

Fiscal Year 2015 Guidance:

•	We increase our Revenue ex-TAC outlook for the fiscal year ending December 31, 2015 and now expect Revenue ex-TAC to be between €470 million and €475 million.
•	We expect Adjusted EBITDA for the fiscal year ending December 31, 2015 to be between €120 million and €127 million.

The above guidance assumes no additional acquisitions are completed during the third quarter or the fiscal year 2015.

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Non-IFRS Financial Measures

This press release and its attachments include the following financial measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission (SEC): Revenue ex-TAC, Revenue ex-TAC by Region, Revenue ex-TAC margin, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income per diluted share, Free Cash Flow, and Non-IFRS Operating Expenses. These measures are not calculated in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

Revenue ex-TAC is our revenue excluding Traffic Acquisition Costs (TAC) generated over the applicable measurement period and Revenue ex-TAC by region reflects our Revenue ex-TAC by our core geographies. Revenue ex-TAC and Revenue ex-TAC by region are key measures used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business and across our core geographies. Accordingly, we believe that Revenue ex-TAC and Revenue ex-TAC by Region provide useful information to investors and the market generally in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is our income (loss) from operations before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, pension service costs and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that by eliminating non-cash compensation expense, pension costs and acquisition-related deferred price consideration, Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Adjusted Net Income is our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets, acquisition-related deferred price consideration, and the tax impact of these adjustments. Adjusted Net Income is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that by eliminating share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments, Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and the market generally in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Please refer to supplemental financial tables provided in the appendix of this press release for a reconciliation of Revenue ex-TAC to revenue, Revenue ex-TAC by Region to revenue by region, Adjusted EBITDA to net income, Adjusted Net Income to net income and Free Cash Flow to cash flow from operating activities, the most comparable IFRS measurements. Our use of non-IFRS financial measures has limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (1) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; and (2) other companies may report Revenue ex-TAC, Revenue ex-TAC by Region, Adjusted EBITDA, Adjusted Net Income or similarly titled measures but calculate them differently or over different regions, which reduces their usefulness as comparative measures. Because of these and other limitations, you should consider these measures alongside our other IFRS-based financial performance measures, such as revenue, net income and our other financial results.

With respect to our expectations under “Business Outlook” above, reconciliation of Revenue ex-TAC and Adjusted EBITDA guidance to the closest corresponding IFRS measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-IFRS measures; in particular, the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of the above charges to have a significant, and potentially unpredictable, impact on our future IFRS financial results.

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These measures may be different than non-IFRS financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Explanations of the Company’s non-IFRS financial measures, and reconciliations of these financial measures to the IFRS financial measures the Company considers most comparable, are included in the accompanying tables below.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements, including projected financial results for the quarter ending September 30, 2015 and the fiscal year ending December 31, 2015, our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: recent growth rates not being indicative of future growth, uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory, the investments in new business opportunities and the timing of these investments, the impact of competition, our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of clients, uncertainty regarding international growth and expansion, and the financial impact of maximizing revenue ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company's Annual Report on Form 20-F filed with the SEC on March 27, 2015, as well as future filings and reports by the Company. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Conference Call Information

Criteo will hold a conference call today, August 4, 2015, at 8:00am ET, 2:00pm CET, to discuss second quarter 2015 operating and financial results, as well as other forward-looking information about the business.

Conference call details are:

U.S.	callers: +1 212 444 0895, Conference ID: 5519209

International	callers: +33 1 76 77 22 30, Conference ID: 5519209

 The conference call will also be webcast simultaneously at ir.criteo.com.

About Criteo

Criteo delivers personalized performance marketing at an extensive scale. Measuring return on post-click sales, Criteo makes ROI transparent and easy to measure. Criteo has over 1,600 employees in 27 offices across the Americas, EMEA and Asia-Pacific, serving over 8,500 advertisers worldwide and with direct relationships with over 10,000 publishers.

For more information, please visit www.criteo.com.

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CRITEO S.A.

Consolidated Statement of Income

(Euros in thousands, except per share data)

(unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2014	2015	Year-over-year growth	2014	2015	Year-over-year growth
Revenue	165,317	270,859	63.8%	317,836	532,382	67.5%

Cost of revenue
Traffic Acquisition costs (TAC)	(98,294)	(160,404)	63.2%	(188,081)	(316,768)	68.4%
Other cost of revenue	(8,303)	(12,881)	55.1%	(15,749)	(24,411)	55.0%

Gross Profit	58,720	97,574	66.2%	114,007	191,204	67.7%

Research & development expenses	(10,829)	(17,913)	65.4%	(20,858)	(33,964)	62.8%
Sales & operations expenses	(31,787)	(53,821)	69.3%	(59,009)	(100,924)	71.0%
General & administrative expenses	(11,083)	(18,414)	66.1%	(22,898)	(34,115)	49.0%
Total operating expenses	(53,700)	(90,148)	67.9%	(102,765)	(169,002)	64.5%

Income from operations	5,020	7,427	48.0%	11,241	22,202	97.5%
Financial income	957	(2,257)	-335.8%	1,762	1,232	-30.1%
Income before taxes	5,977	5,171	-13.5%	13,003	23,434	80.2%
Provision for income taxes	(3,549)	(1,328)	-62.6%	(6,754)	(7,650)	13.3%
Net income (loss)	2,427	3,843	58.4%	6,249	15,783	152.6%
- Net income (loss) available to shareholders of Criteo SA	2,231	3,489		5,722	14,865
- Net income (loss) available to non-controlling interests	196	354		527	918

Net income (loss) allocated to shareholders per share
- Basic	0.04	0.06		0.10	0.24
- Diluted	0.04	0.05		0.09	0.23

Weighted average shares outstanding used in computing per share amounts
Basic	58,474,125	61,719,367		57,776,805	61,448,678
Diluted	62,971,540	65,279,611		62,439,051	64,820,780

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CRITEO S.A.

Consolidated Statement of Financial Position

(Euros in thousands)

(unaudited)

	December 31,	June 30,
	2014	2015
Goodwill	22,944	38,290
Intangible assets	10,560	14,212
Property, plant and equipment	43,027	68,301
Non-current financial assets	9,494	14,323
Deferred tax assets	7,113	9,536
TOTAL NON-CURRENT ASSETS	93,138	144,663
Trade receivables	158,633	176,758
Current tax assets	2,883	5,837
Other current assets	21,021	35,665
Cash and cash equivalents	289,784	286,986
TOTAL CURRENT ASSETS	472,321	505,247
TOTAL ASSETS	565,459	649,909

Share capital	1,523	1,548
Additional paid-in capital	265,522	271,251
Currency translation reserve	4,804	6,403
Consolidated reserves	35,302	81,479
Retained earnings	34,354	14,865
Equity - attributable to shareholders of Criteo SA	341,505	375,546
Non-controlling interests	1,433	2,500
TOTAL EQUITY	342,938	378,046
Financial liabilities - non-current portion	4,333	3,786
Retirement benefit obligation	1,024	1,042
Deferred tax liabilities	946	3,667
TOTAL NON-CURRENT LIABILITIES	6,303	8,495
Financial liabilities - current portion	7,841	7,758
Provisions	1,131	297
Trade payables	135,557	165,044
Current tax liabilities	7,969	12,835
Other current liabilities	63,719	77,434
TOTAL CURRENT LIABILITIES	216,217	263,367
TOTAL LIABILITIES	222,520	271,862
TOTAL EQUITY AND LIABILITIES	565,459	649,909

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CRITEO S.A.

Consolidated Statement of Cash Flows

(Euros in thousands)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
Net income (loss)	2,427	3,843	6,249	15,783
Non-cash and non-operating items	11,819	16,063	23,045	35,501
- Amortization and provisions	5,806	9,886	10,642	17,232
- Share-based payment expense	2,368	4,829	5,623	10,457
- Net gain or loss on disposal of non-current assets	37	20	38	23
- Interest paid	9	3	9	6
- Non-cash financial income and expenses(*)	50	(4)	(21)	132
- Change in deferred taxes	182	(1,927)	909	(1,927)
- Income tax for the period	3,367	3,255	5,845	9,578
Changes in working capital related to operating activities	(5,328)	(3,889)	(9,113)	4,174
- (Increase) / decrease in trade receivables	(14,912)	(2,969)	(23,818)	(11,344)
- Increase / (decrease) in trade payables	6,935	3,509	16,339	24,776
- (Increase) / decrease in other current assets	(161)	(4,787)	(7,137)	(14,245)
- Increase / (decrease) in other current liabilities	2,810	359	5,503	4,988
Income taxes paid	2,244	(4,971)	2,416	(7,992)
CASH FROM OPERATING ACTIVITIES	11,162	11,045	22,597	47,467
Acquisition of intangible assets, property, plant and equipment	(10,459)	(16,561)	(14,240)	(27,996)
Proceeds from disposal of intangible assets, property, plant and equipment	2	0	14	1
FREE CASH FLOW	704	(5,516)	8,371	19,471
Investments	(2,795)	(2,735)	(18,775)	(18,008)
Change in other non-current financial assets	(696)	(1,368)	(738)	(4,703)
CASH USED FOR INVESTING ACTIVITIES	(13,948)	(20,664)	(33,739)	(50,707)
Issuance of long-term borrowings	3,000	1,412	3,000	2,147
Repayment of borrowings	(1,211)	(1,262)	(2,466)	(4,212)
Interests paid	(9)	28	(9)	25
Proceeds from capital increase	1,990	3,309	18,778	5,772
Change in other financial liabilities	3	4	7	(907)
CASH FROM (USED FOR) FINANCING ACTIVITIES	3,773	3,492	19,310	2,825

CHANGE IN NET CASH & CASH EQUIVALENTS	987	(6,128)	8,168	(415)
Net cash & cash equivalents at beginning of period	241,786	294,057	234,342	289,784
Effect of exchange rates changes on cash and cash equivalents	122	(943)	385	(2,383)
Net cash & cash equivalents at end of period	242,895	286,986	242,895	286,986
(*) from Q2 2015, the market value of derivative financial instruments is considered as a cash item in connection with the hedged item.

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CRITEO S.A.

Reconciliation of Revenue ex-TAC by Region to Revenue by Region

(Euros in thousands)

(unaudited)

		Three Months Ended					Six Months Ended
		June 30,					June 30,
	Region	2014	2015	Year-over-year growth	Year-over-year growth at constant currency	Region	2014	2015	Year-over-year growth	Year-over-year growth at constant currency

Revenue	Americas	46,942	100,262	113.6%	80.5%	Americas	84,572	189,722	124.3%	89.6%
	EMEA	84,187	114,824	36.4%	35.0%	EMEA	168,040	232,356	38.3%	36.4%
	Asia-Pacific	34,188	55,773	63.1%	51.2%	Asia-Pacific	65,224	110,303	69.1%	56.9%
	Total	165,317	270,859	63.8%	51.3%	Total	317,836	532,382	67.5%	54.8%

Traffic acquisition costs	Americas	(28,342)	(60,459)	113.3%	80.4%	Americas	(51,247)	(114,905)	124.2%	89.7%
	EMEA	(49,086)	(66,255)	35.0%	33.4%	EMEA	(97,619)	(135,738)	39.0%	37.0%
	Asia-Pacific	(20,866)	(33,690)	61.5%	50.0%	Asia-Pacific	(39,215)	(66,125)	68.6%	56.9%
	Total	(98,294)	(160,404)	63.2%	50.5%	Total	(188,081)	(316,768)	68.4%	55.5%

Revenue ex-TAC	Americas	18,600	39,803	114.0%	80.7%	Americas	33,325	74,818	124.5%	89.6%
	EMEA	35,101	48,569	38.4%	37.2%	EMEA	70,421	96,619	37.2%	35.6%
	Asia-Pacific	13,322	22,083	65.8%	53.0%	Asia-Pacific	26,009	44,178	69.9%	56.9%
	Total	67,023	110,455	64.80%	52.42%	Total	129,755	215,615	66.2%	53.7%

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CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
Net income (loss)	2,427	3,843	6,249	15,783
Adjustments:
Financial (income) expense	(957)	2,257	(1,762)	(1,232)
Provision for income taxes	3,549	1,328	6,754	7,650
Share-based compensation expense	2,367	4,831	5,623	10,458
Research and development	487	1,056	1,093	2,377
Sales and operations	2,051	2,633	3,921	5,708
General and administrative	(171)	1,142	609	2,373
Service cost - Pension	73	99	182	199
Research and development	13	36	63	73
Sales and operations	41	35	67	70
General and administrative	19	28	52	56
Depreciation and amortization expense	5,678	9,295	10,185	16,787
Cost of revenue	3,614	6,159	6,923	11,467
Research and development	1,252	1,791	1,664	2,808
Sales and operations	609	1,006	1,208	1,887
General and administrative	203	339	390	625
Acquisition-related deferred price consideration	108	103	519	201
Research and development	108	103	519	201
Sales and operations	-	-	-	-
General and administrative	-	-	-	-
Total net adjustments	10,818	17,912	21,501	34,063
Adjusted EBITDA	13,245	21,755	27,750	49,846

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CRITEO S.A.

Detailed Information on Selected Items

(Euros in thousands)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015
Share-Based Compensation Expense
Research and development	487	1,056	1,093	2,377
Sales and operations	2,051	2,633	3,921	5,708
General and administrative	(171)	1,142	609	2,373
Total Share-Based Compensation Expense	2,367	4,831	5,623	10,458

Service Cost - Pension
Research and development	13	36	63	73
Sales and operations	41	35	67	70
General and administrative	19	28	52	56
Total Service Cost - Pension	73	99	182	199

Depreciation and Amortization Expense
Cost of revenue	3,614	6,159	6,923	11,467
Research and development	1,252	1,791	1,664	2,808
Sales and operations	609	1,006	1,208	1,887
General and administrative	203	339	390	625
Total Depreciation and Amortization Expense	5,678	9,295	10,185	16,787

Acquisition-related deferred price consideration
Research and development	108	103	519	201
Sales and operations	-	-	-	-
General and administrative	-	-	-	-
Total Acquisition-related deferred price consideration	108	103	519	201

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CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income
(Euros in thousands)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2015	2014	2015

Net income (loss)	2,427	3,843	6,249	15,783
Adjustments:
Share-based compensation expense	2,367	4,831	5,623	10,458
Amortization of acquisition-related intangible assets	946	1,502	1,126	2,327
Acquisition-related deferred price consideration	108	103	519	201
Tax impact of the above adjustments	(301)	(382)	(339)	(499)
Total net adjustments	3,119	6,054	6,928	12,487
Adjusted net income (loss)	5,547	9,897	13,178	28,270

Adjusted net income (loss) per share
- Basic	0.09	0.16	0.23	0.46
- Diluted	0.09	0.15	0.21	0.44

Weighted average shares outstanding used in computing per share amounts
Basic	58,474,125	61,719,367	57,776,805	61,448,678
Diluted	62,971,540	65,279,611	62,439,051	64,820,780

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CRITEO S.A.

Constant Currency Reconciliation

(Euros in thousands)

(unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2014	2015	Year-over-year growth	2014	2015	Year-over-year growth
Revenue as reported	165,317	270,859	63.8%	317,836	532,382	67.5%
Conversion impact euro/other currencies		(20,777)			(40,456)
Revenue at constant currency	165,317	250,082	51.3%	317,836	491,927	54.8%

Traffic acquisition costs as reported	98,294	160,404	63.2%	188,081	316,768	68.4%
Conversion impact euro/other currencies		(12,480)			(24,298)
Traffic acquisition costs at constant currency	98,294	147,924	50.5%	188,081	292,469	55.5%

Revenue ex-TAC as reported	67,023	110,455	64.8%	129,755	215,615	66.2%
Conversion impact euro/other currencies		(8,297)			(16,157)
Revenue ex-TAC at constant currency	67,023	102,158	52.4%	129,755	199,457	53.7%
Revenue ex-TAC / Revenue as reported	40.5%	40.8%		40.8%	40.5%

Other cost of revenue as reported	8,303	12,881	55.1%	15,749	24,411	55.0%
Conversion impact euro/other currencies		(1,525)			(2,731)
Other cost of revenue at constant currency	8,303	11,356	36.8%	15,749	21,680	37.7%

Adjusted EBITDA	13,245	21,755	64.3%	27,750	49,846	79.6%
Conversion impact euro/other currencies		(622)			(1,360)
Adjusted EBITDA at constant currency	13,245	21,133	59.6%	27,750	48,487	74.7%

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CRITEO S.A.

Information on Share Count

(unaudited)

	2014	2015
Shares outstanding as at January 1,	56,856,070	60,902,695
Weighted average number of shares issued during the period	920,735	545,983
Basic number of shares as at June 30, - Basic EPS basis	57,776,805	61,448,678
Dilutive effect of share options, warrants, employee warrants - Treasury method	4,662,246	3,372,102
Diluted number of shares as at June 30, - Diluted EPS basis	62,439,051	64,820,780

Shares outstanding as at June 30,	59,204,524	61,913,692
Total dilutive effect of share options, warrants, employee warrants	7,106,755	7,119,504
Fully diluted shares as at June 30,	66,311,279	69,033,196

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(unaudited)

	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	YoY Change	QoQ Change

Clients	4,631	5,072	5,567	6,131	6,581	7,190	7,832	8,564	39.7%	9.3%

Revenue ('000 euros)	113,811	135,889	152,520	165,317	194,449	232,796	261,523	270,859	63.8%	3.6%
Americas	30,473	38,660	37,630	46,942	58,602	85,598	89,460	100,262	113.6%	12.1%
EMEA	59,732	70,291	83,853	84,187	93,885	104,480	117,532	114,824	36.4%	-2.3%
APAC	23,606	26,937	31,037	34,187	41,962	42,718	54,531	55,773	63.1%	2.3%

Revenue ex-TAC ('000 euros)	46,815	54,855	62,733	67,022	77,596	96,303	105,160	110,455	64.8%	5.0%
Americas	11,896	15,108	14,725	18,600	23,106	33,432	35,015	39,803	114.0%	13.7%
EMEA	25,358	29,057	35,320	35,101	38,666	46,030	48,050	48,569	38.4%	1.1%
APAC	9,561	10,690	12,688	13,321	15,824	16,841	22,095	22,083	65.8%	-0.1%

Cash flow from operating activities ('000 euros)	3,731	12,255	11,437	11,162	25,481	39,555	36,421	11,045	-1.0%	-69.7%

Capital expenditures ('000 euros)	5,737	7,187	3,781	10,459	11,156	9,993	11,436	16,561	58.3%	44.8%

Net Cash Position ('000 euros)	39,839	234,343	241,786	242,895	256,719	289,784	294,057	286,986	18.2%	-2.4%

Days Sales Outstanding (days - end of month)	55.6	53.5	53.8	57.1	56.6	54.7	56.5	55.4	5.0%	3.2%

Contacts

Criteo Investor Relations	Criteo Public Relations
Edouard Lassalle, Head of IR e.lassalle@criteo.com Friederike Edelmann f.edelmann@criteo.com	Emma Ferns, Global PR director e.ferns@criteo.com

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